# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lineage Cell Therapeutics, Inc., CIK 0000876343
CUSIP: 53566P109
Title of class of securities: Common shares
Address of issuer's principal executive offices: 2173 Salk Avenue, Suite 200, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- BROADWOOD PARTNERS, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 57,455,729; sole dispositive power 0; shared dispositive power 57,455,729; aggregate amount beneficially owned 57,455,729 (23% of the class)
- BROADWOOD CAPITAL, INC. (CIK 0001278387): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 57,455,729; sole dispositive power 0; shared dispositive power 57,455,729; aggregate amount beneficially owned 57,455,729 (23% of the class)
- NEAL C. BRADSHER (CIK 0001278388): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 392,628; shared voting power 57,455,729; sole dispositive power 392,628; shared dispositive power 57,455,729; aggregate amount beneficially owned 57,848,357 (23.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares
Name of issuer: Lineage Cell Therapeutics, Inc.
Address of issuer's principal executive offices: 2173 Salk Avenue, Suite 200, Carlsbad, California (CA), 92008
Comment: The name of the issuer is Lineage Cell Therapeutics, Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive office is 2173 Salk Avenue, Suite 200, Carlsbad, California 92008. This Amendment No. 29 to Schedule 13D relates to the Issuer's Common shares (the "Shares").

## Item 2. Identity and Background
Name of person filing:
(a), (f) The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen ("Mr. Bradsher", and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

(b), (c) Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 57,455,729 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 57,455,729 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 57,848,357 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. Certain of the Shares beneficially owned by Mr. Bradsher were granted to him by the Issuer as compensation for his service as a member of the Issuer's board of directors (the "Board of Directors"). No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report a decrease in their respective beneficial ownership percentages of the Shares as a result of the sale of 12,000,000 Shares by the Issuer to Janus Henderson Investors in a block transaction under the Issuer's at-the-market offering program as described in the Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 12, 2025 (the "Form 8-K").

The foregoing is a summary of certain material terms of the Form 8-K. However, such summary is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Form 8-K, which has been filed as Exhibit B, and is incorporated herein by reference.

Mr. Bradsher serves on the Board of Directors.

Except as otherwise set forth below, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been and may continue to be in contact with members of the Board of Directors, other significant shareholders and others regarding alternatives and strategies that the Issuer could employ to significantly increase shareholder value over time. Among these alternatives are additional improvements to the Board of Directors and management, as well as refinements to the Issuer's strategy that may improve its business, accelerate its progress with respect to its major growth opportunities, and realize the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(d) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 57,455,729 Shares, constituting 23.0% of the Shares, based upon 250,222,274 Shares outstanding as of the date hereof, as adjusted to include common share purchase warrants beneficially owned by Broadwood Partners. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 57,455,729 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 57,455,729 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 57,455,729 Shares, constituting 23.0% of the Shares, based upon 250,222,274 Shares outstanding as of the date hereof, as adjusted to include common share purchase warrants beneficially owned by Broadwood Capital. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 57,455,729 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 57,455,729 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 57,848,357 Shares, constituting 23.1% of the Shares, based upon 250,527,274 Shares outstanding as of the date hereof, as adjusted to include common share purchase warrants and stock options of the Issuer beneficially owned by Mr. Bradsher. Mr. Bradsher has the sole power to vote or direct the vote of 392,628 Shares and the shared power to vote or direct the vote of 57,455,729 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 392,628 Shares and the shared power to dispose or direct the disposition of 57,455,729 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e) N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. In addition to the foregoing, as compensation for Mr. Bradsher's service as a member of the Board of Directors, Mr. Bradsher holds certain stock options that vest and become exercisable on the earlier of: (a) July 1, 2026 and (b) the date of the Issuer's next annual meeting of shareholders, subject, in each case, to Mr. Bradsher's continuous service with the Issuer as described in the Form 4 filed by Mr. Bradsher in respect of the Issuer on July 3, 2025. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 12, 2025

## Signatures
- BROADWOOD PARTNERS, L.P.: By /s/ Neal C. Bradsher*, By Neal C. Bradsher/President of Broadwood Capital Inc. (11/14/2025)
- BROADWOOD CAPITAL, INC.: By /s/ Neal C. Bradsher*, By Neal C. Bradsher/President (11/14/2025)
- NEAL C. BRADSHER: By /s/ Neal C. Bradsher*, By Neal C. Bradsher (11/14/2025)
Comment: * This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).